JPMORGAN EXCHANGE TRADED FUND TRUST

277 PARK AVENUE

NEW YORK, NEW YORK 10172

VIA EDGAR

August 22, 2019

Alison White

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: JPMorgan Exchange-Traded Fund Trust (the “Trust”); File Nos. 333-191837; 811- 22903

Post-Effective Amendment No. 229

Dear Ms. White:

This letter is in response to the comments you provided telephonically on August 15, 2019 with respect to the filing related to the JPMorgan Disciplined High Yield ETF (which will be renamed the JPMorgan High Yield Research Enhanced ETF on or about September 9, 2019) (the “Fund”). Our responses to your comments are set forth below. Except as otherwise noted below, we will incorporate the changes referenced below into a post-effective amendment to the Trust’s Registration Statement (“Registration Statement”) in a filing made pursuant to Rule 485(b) under the Securities Act of 1933 . Capitalized terms used but not defined in this letter have the meanings given to them in the Registration Statement.

PROSPECTUS COMMENTS

1.	Comment: Please update the series information on EDGAR with the Fund’s new name.

Response: The requested change will be made.

2.	Comment: Please disclose the average duration or the duration range of the Bloomberg Barclays U.S. Corporate High Yield – 2% Issuer Capped Index (the “Benchmark”) as of the most recent practical date.

Response: The requested change will be made.

3.	Comment: Please add disclosure in the “What are the Fund’s main investment strategies?” section to note that the Fund will be investing in small and mid-cap companies.

Response: The requested change will be made.

4.

Comment: The SEC Staff notes that an “Industry and Sector Focus Risk” is included. If the Fund is concentrated in a specific industry or sector as of the date of the prospectus, please consider adding specific risk disclosure about that industry or sector.

Response: The Fund respectfully submits that it has a policy not to concentrate its investments in any particular industry or group of industries. The Fund believes that the disclosure provides investors with adequate information indicating that the Fund may, however, focus or increase the relative emphasis of its investments in a particular industry or sector. Accordingly, the Fund believes the disclosure is sufficient as drafted.

5.

Comment: The prospectus indicates that the Fund invests in convertible securities. Please add strategy and risk disclosure if the Fund invests or intends to invest in contingent convertible securities (“CoCos”).

Response: The Fund currently does not intend to use CoCos as part of its principal investment strategies.

SAI COMMENTS

6.

Comment: The SAI provides that the fundamental investment policy regarding industry concentration does not apply to securities issued by other investment companies. With respect to concentration, it is the SEC Staff’s position that to the extent a fund can determine that an underlying fund is concentrated in a particular industry, it should consider the underlying fund’s holdings in determining compliance with its own concentration policies. (For example, if an underlying fund has a name requiring an 80% policy in a particular industry, a Fund should consider at least 80% of its investment in that fund will be in that industry; or if an underlying fund has a concentration policy requiring it to invest 25% in an industry, a fund should consider that 25% of its assets in that fund will be in the industry).

Response: The Fund believes that its current policy on concentration, as disclosed in its Statement of Additional Information, complies with applicable legal requirements, including applicable SEC Staff guidance. The policy sets meaningful, objective limits on the freedom of the Fund to concentrate its assets in any particular industry. The Fund is not aware of a requirement to “look through” underlying investment companies in which the Fund invests for purposes of administering its concentration policy. To the extent that the Fund determines its investment in an underlying investment company exposes the Fund to a material risk, including significant exposure to a particular industry or group of industries, the Fund would take steps to ensure that it has appropriate risk disclosure relating to that investment.

We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (212) 270-6803.

Sincerely,

/s/ Zachary Vonnegut-Gabovitch
Zachary Vonnegut-Gabovitch
Assistant Secretary

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